Q4
22

Organigram Holdings Inc.

Consolidated Financial Statements

For the years ended
August 31, 2022 and 2021

ORGANIGRAM

TABLE OF CONTENTS
Management’s Responsibility for the Financial Statements			1
Independent Auditors' Reports	2	–	8
Consolidated Statements of Financial Position			9
Consolidated Statements of Operations and Comprehensive Loss			10
Consolidated Statements of Changes in Equity			11
Consolidated Statements of Cash Flows			12
Notes to the Consolidated Financial Statements	13	–	44

November 28, 2022

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements of Organigram Holdings Inc. (the “Company”) have been prepared by the Company’s management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management’s judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company’s management and auditors, and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Beena Goldenberg’	(signed) ‘Derrick West’
Chief Executive Officer	Chief Financial Officer
Moncton, New Brunswick	Moncton, New Brunswick

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     1

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Organigram Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Organigram Holdings Inc. and subsidiaries (the Company) as of August 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended August 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended August 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 28, 2022 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of measurement of fair value of biological assets

As discussed in Notes 3 iii and xx to the consolidated financial statements, the Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. As disclosed in note 6 to the consolidated financial statements, as of August 31, 2022, the carrying value of the Company's biological assets was $17,968 thousand. The fair value less costs to sell of biological assets is determined using a model which utilizes an estimate of the expected average yield per plant in grams for plants currently being cultivated, multiplied by the average selling price and then adjusted for any additional costs to be incurred, such as post-harvest costs.

We identified the assessment of the significant assumptions used to estimate the fair value less costs to sell of biological assets as a critical audit matter as a high degree of auditor judgment was required to evaluate the significant assumptions. The significant assumptions used to determine the fair value less costs to sell of biological assets are expected average yield per plant and average selling price per gram.

The following are the primary procedures we performed to address this critical audit matter. We tested the expected average yield per plant by observing the number of grams harvested from certain plants at a selection of post-harvest weigh ins and comparing the number to the actual harvest records. We tested the average selling price per gram by comparing to actual sales prices per gram as set out in sales invoices for transactions in the fourth quarter and subsequent to year end. We performed sensitivity analyses over the Company's significant assumptions used to determine the fair value less costs to sell of

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     3

biological assets to assess the impact of changes in these assumptions on the Company's determination of fair value less costs to sell.

Assessment of valuation of goodwill

As disclosed in Note 9 to the consolidated financial statements, the goodwill balance as of August 31, 2022 was $41,979 thousand. As discussed in Notes 3 vi, viii and xx, goodwill is tested annually for impairment during the fourth quarter, or more frequently when there is an indication that goodwill may be impaired. For the purpose of impairment testing, the Company monitors and tests goodwill at the group of cash-generating units ("CGUs") level to which the goodwill has been allocated. If the recoverable amount of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each CGU. The recoverable amount is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rate.

We identified the assessment of the goodwill impairment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted cash flows, terminal growth rate and post-tax discount rate assumptions. These assumptions were challenging to test as they represented subjective determinations of future market and economic conditions that were also sensitive to variation. Changes to these assumptions could have had a significant impact on the Company's assessment of the recoverable amount of the group of CGUs. In addition, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company's historical cash flow forecasts to actual results to assess the Company's ability to accurately forecast cash flows. We evaluated the reasonableness of the Company's forecasted cash flows by comparing the forecasted cash flows to historical actual results, planned business initiatives and external industry reports. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- Assessing the Company's post-tax discount rate against discount rate ranges that were independently developed using publicly available market data for comparable companies.
- Performing sensitivity analyses over the Company's post-tax discount rate to assess the impact on the determination of recoverable amount.
- Evaluating the terminal growth rate by considering the growth profile of the group of CGUs and overall macroeconomic conditions.

Evaluation of the fair value measurement of intangible assets acquired in the Laurentian Organic Inc. acquisition

As discussed in Note 27 to the consolidated financial statements, on December 21, 2021, the Company acquired Laurentian Organic Inc. in a business combination for total purchase consideration of $43,103 thousand, including intangible assets of $14,217 thousand relating to brands and a license. As discussed in Note 3 xx, the determination of the acquisition-

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     4

KPMG

date fair values of the intangible assets acquired requires the Company to make significant assumptions, which include, among others, forecasted revenues, forecasted cash flows, royalty rate, and the discount rate.

We identified the evaluation of the acquisition-date fair value measurement of brands and license acquired in the Laurentian acquisition as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the forecasted revenues, the royalty rate and the discount rate assumptions used in the acquisition-date fair value determination of the acquired brands, and to evaluate the forecasted cash flows and discount rate assumptions used in the acquisition-date fair value determination of the acquired license. Changes in these assumptions could have had a significant impact on the acquisition-date fair values of the brands and license acquired. In addition, the audit effort associated with these estimates required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We compared the Company's forecasted revenues and forecasted cash flows to historical results of the acquired company. We performed sensitivity analyses over the acquisition-date fair values of the brands and license by considering reasonable possible changes to forecasted revenues and to forecasted cash flows and comparing the results to the Company's fair value estimates. To assess discount rate and royalty rate assumptions would have had on the Company's determination of the acquisition-date fair values of the brands and license, we involved valuation professionals with specialized skills and knowledge who assisted in:

- Evaluating the discount rate assumptions by comparing them against a range that was independently developed using publicly available market data for comparable entities.
- Evaluating the royalty rate, which was applied against forecasted revenues to calculate forecasted royalty income, using industry knowledge, qualitative factors specific to the brand and through consideration of comparable brand licensing arrangements to determine the royalty rate.

KPMG LLP

We have served as the Company's auditor since 2020.

Vaughan, Canada
November 28, 2022

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     5

KPMG LLP
100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3
Tel 905-265 5900
Fax 905-265 6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Organigram Holdings Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Organigram Holdings Inc.'s and subsidiaries' (the Company) internal control over financial reporting as of August 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of August 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of August 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended August 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated November 28, 2022 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management's assessment:

- An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of internal control over financial reporting.
- The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     6

and to evaluate the implications of relevant risks on its internal control over financial reporting.

- An ineffective information and communication process resulting from (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
- As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operation of process-level and financial statement close controls which had a pervasive impact on the Company's internal control over financial reporting.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired Laurentian Organic Inc. during its 2022 fiscal year, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2022, Laurentian Organic Inc.'s internal control over financial reporting which constitutes, excluding goodwill, 2% of current assets, 5% of total assets, 7% of current liabilities and 11% of total liabilities as well as 5% of net revenue and 3% of net loss included in the consolidated financial statements of the Company as of and for the year ended August 31, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Laurentian Organic Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Evaluation of Internal Control over Financial reporting" found in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     7

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Vaughan, Canada
November 28, 2022

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED AUGUST 31, 2022 AND 2021     8

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at August 31, 2022 and August 31, 2021
(Expressed in CDN $000’s except share and per share amounts)

	AUGUST 31, 2022	AUGUST 31, 2021
		(Note 29)
ASSETS
Current assets
Cash	$68,515	$55,365
Short-term investments (Note 4)	30,092	128,190
Account and other receivables (Note 5)	46,372	21,035
Loan receivable	—	250
Biological assets (Note 6)	17,968	12,122
Inventories (Note 7)	50,314	36,696
Prepaid expenses and deposits	8,362	6,957
	221,623	260,615

Restricted funds (Note 26)	26,820	31,109
Property, plant and equipment (Note 8)	259,819	235,939
Intangible assets and goodwill (Note 9 and Note 27)	56,239	17,046
Deferred charges and deposits (Note 8)	5,537	3,195
Investments in associates (Note 16)	6,288	5,028
Net investment in sublease	781	1,085
	$577,107	$554,017

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$40,864	$18,952
Other liabilities (Note 10)	10,360	4,484
Income taxes payable (Note 24)	1,421	—
Provisions (Note 11)	2,560	2,750
Current portion of long-term debt (Note 12)	80	80
	55,285	26,266

Long-term debt (Note 12)	155	230
Derivative liabilities (Note 13)	4,873	37,527
Other long-term liabilities (Note 15)	5,119	10,189
Deferred income taxes (Note 24)	3,617	—
	69,049	74,212

SHAREHOLDERS' EQUITY
Share capital (Note 14)	769,725	730,803
Equity reserves (Note 14)	28,338	24,724
Accumulated other comprehensive loss	(78)	(78)
Accumulated deficit	(289,927)	(275,644)
	508,058	479,805
	$577,107	$554,017

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    9

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the years ended August 31, 2022 and 2021
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021
		(Note 29)
REVENUE
Gross revenue (Note 20)	$209,109	$109,859
Excise taxes	(63,300)	(30,696)
Net revenue	145,809	79,163
Cost of sales (Note 7 and Note 21)	119,037	103,567
Gross margin before fair value adjustments	26,772	(24,404)
Realized loss on fair value on inventories sold and other inventory charges (Note 7)	(35,204)	(35,721)
Unrealized gain on changes in fair value of biological assets (Note 6)	40,001	31,726
Gross margin	31,569	(28,399)

OPERATING EXPENSES
General and administrative (Note 23)	42,908	29,920
Sales and marketing	16,860	15,807
Research and development (Note 26)	5,962	3,645
Share-based compensation (Note 14(iv))	4,745	3,215
Impairment of property, plant and equipment (Note 8)	4,245	9,133
Impairment of intangible assets (Note 9)	—	1,701
Total operating expenses	74,720	63,421

LOSS FROM OPERATIONS	(43,151)	(91,820)
Financing costs	429	2,960
Investment income	(1,487)	(854)
Insurance recoveries	(181)	—
Government subsidies (Note 25)	(154)	(8,147)
Share of loss from investments in associates (Note 16)	1,364	1,118
Impairment of loan receivable and investments in associates	250	5,245
Loss on disposal of property, plant and equipment	6,580	2,426
Change in fair value of contingent consideration (Note 15(i))	(2,621)	3,558
Share issue costs allocated to derivative liabilities (Note 13)	—	803
Change in fair value of derivative liabilities (Note 13)	(32,650)	29,025
Legal provision (recovery) (Note 11 and Note 22)	(310)	2,750
Loss before tax	(14,371)	(130,704)
Income tax expense (recovery) (Note 24)
Current, net	400	—
Deferred, net	(488)	—

NET LOSS	$(14,283)	$(130,704)
Other comprehensive loss
Foreign currency translation loss, net of tax	—	(128)

COMPREHENSIVE LOSS	$(14,283)	$(130,832)
Net loss per common share, basic (Note 14 (v))	$(0.046)	$(0.510)
Net loss per common share, diluted (Note 14 (v))	$(0.046)	$(0.510)

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    10

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended August 31, 2022 and 2021
(Expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2020	194,511,061	$420,673	$23,744	$50	$(144,940)	$299,527
Unit financing, net of issue costs of $3,502 (Note 14 (iii))	37,375,000	52,747	—	—	—	52,747
Private placement, net of issue costs of $1,174 (Note 14 (iii))	58,336,392	217,297	—	—	—	217,297
Shares issued related to business combination, net of issue costs of $65 (Note 14 (iii) and Note 28)	5,045,873	21,935	—	—	—	21,935
Share-based compensation (Note 14 (iv))	—	—	3,612	—	—	3,612
Exercise of stock options (Note 14 (iii))	1,691,498	6,268	(2,241)	—	—	4,027
Exercise of restricted share units (Note 14 (iii))	80,491	382	(382)	—	—	—
Exercise of performance share units (Note 14 (iii))	1,858	9	(9)	—	—	—
Exercise of warrants (Note 14 (iii))	1,743,850	11,492	—	—	—	11,492
Foreign currency translation gain (loss), net of tax	—	—	—	(128)	—	(128)
Net loss	—	—	—	—	(130,704)	(130,704)
Balance - August 31, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805

Shares issued related to business combination, net of issue costs of $12 (Note 14 (iii) and Note 27)	1,039,192	3,488	—	—	—	3,488
Shares issued related to business combination, net of issue costs of $55 (Note 14 (iii) and Note 27)	10,896,442	27,513	—	—	—	27,513
Share-based compensation (Note 14 (iv))	—	—	5,127	—	—	5,127
Exercise of stock options (Note 14 (iii))	100,799	127	(53)	—	—	74
Exercise of restricted share units (Note 14 (iii))	259,000	1,239	(1,239)	—	—	—
Exercise of performance share units (Note 14 (iii))	74,331	221	(221)	—	—	—
Exercise of top-up rights, net of issue costs of $18 (Note 14 (iii))	2,659,716	6,334	—	—	—	6,334
Net loss	—	—	—	—	(14,283)	(14,283)
Balance - August 31, 2022	313,815,503	$769,725	$28,338	$(78)	$(289,927)	$508,058

The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    11

ORGANIGRAM HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended August 31, 2022 and 2021
(Expressed in CDN $000’s except share and per share amounts)

	YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net loss	$(14,283)	$(130,704)
Items not affecting operating cash:
Share-based compensation (Note 14 (iv))	5,127	3,896
Depreciation and amortization (Note 8 and Note 9)	24,907	31,033
Loss on disposal of property, plant and equipment and intangibles	6,580	2,426
Impairment losses	4,495	6,946
Realized loss on fair value on inventories sold and other inventory charges	35,204	35,721
Unrealized changes in fair value of biological assets (Note 6)	(40,001)	(31,726)
Financing costs	429	2,960
Investment income	(1,487)	(854)
Share of loss from investments in associates (Note 16)	1,364	1,118
Change in fair value of contingent consideration (Note 15(i))	(2,621)	3,558
Legal provision (recovery) (Note 11 and Note 22)	(310)	2,750
Change in fair value of derivative liabilities (Note 13)	(32,650)	29,025
Share issue costs allocated to derivative liabilities (Note 13)	—	803
Income tax expense (recovery)	(88)	—
Changes in non-cash working capital:
Net change in accounts receivable	(24,020)	(6,007)
Net change in biological assets	(2,951)	(986)
Net change in inventories	(9,267)	19,932
Net change in accounts payable and accrued liabilities	12,148	2,062
Net change in other liabilities	2,511	—
Net change in provisions	120	—
Net change in prepaid expenses and deferred charges	(1,418)	(542)
Net cash used in operating activities	(36,211)	(28,589)

FINANCING ACTIVITIES
Proceeds from unit financing, net of issue costs (Note 13)	—	64,839
Private placement, net of share issue costs (Note 13)	—	220,037
Share issue costs (Note 14(iii))	(85)	—
Payment of lease liabilities, net of sublease receipts (Note 15(ii))	(931)	(1,344)
Payment of long-term debt (Note 12)	(82)	(115,059)
Stock options, warrants and top-up rights exercised (Note 14(iii))	6,426	8,387
Interest and fees paid on long-term debt	—	(2,397)
Net cash provided by financing activities	5,328	174,463

INVESTING ACTIVITIES
Purchase of short-term investments	(15,000)	(120,020)
Proceeds from short-term investments	113,098	50,072
Investment income (loss)	1,487	782
Investments in associates (Note 16)	(2,624)	(2,539)
Advances to restricted funds, net (Note 26)	4,289	(31,109)
Acquisition of subsidiary (Note 27)	(8,439)	—
Purchase of property, plant and equipment, net (Note 8)	(48,748)	(11,757)
Purchase of intangible assets (Note 9)	(30)	(538)
Net cash provided by (used in) investing activities	44,033	(115,109)

INCREASE IN CASH	$13,150	$30,765
CASH POSITION
Beginning of period	$55,365	$24,600
End of period	$68,515	$55,365
The accompanying notes are an integral part of these Consolidated Financial Statements.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    12

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended August 31, 2022 and 2021
(Expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1250-333 Bay Street, Toronto, Ontario, Canada, M5H 2R2 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium Afghan hash. Organigram Inc. was incorporated under the Business Corporation Act (New Brunswick), on March 1, 2013. Organigram Holdings Inc. was continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. The Edibles and Infusions Corporation was incorporated under the Business Corporation Act (Ontario) on September 20, 2018. Laurentian Organic Inc. was incorporated under the CBCA on March 18, 2019.

2.     BASIS OF PREPARATION
i.Statement of compliance
These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on November 28, 2022.

ii.Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. The results of subsidiaries acquired during the year are consolidated from the date of acquisition.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.COVID-19 estimation uncertainty
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”), a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, continued to disrupt the Company’s operations during the year ended August 31, 2022.

The production and sale of cannabis and cannabis-derived products have been recognized as essential services across Canada; however COVID-19 related challenges have persisted, including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or its operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near-term as a result of
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COVID-19, and the effect of any such changes could be material. The Company is closely monitoring the impact of COVID-19 on all aspects of its business.

v.Foreign currency translation
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH as described in Note 16, for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the consolidated statements of operations and comprehensive loss within other comprehensive (loss) income and are accumulated in accumulated other comprehensive (loss) income.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive (loss) income related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive (loss) income related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
i.Cash
Cash is a financial asset that is measured at amortized cost, which approximates fair value and includes cash-on-hand and deposits held with financing institutions.

ii.Short-term investments
The Company considers short-term investments in the form of guaranteed investment certificates to be an investing activity. These investments are measured at amortized cost.

iii.Biological assets
While the Company’s biological assets are within the scope of IAS 41 Agriculture, the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories. This includes the direct cost of labour, seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labour cost for individuals involved in the growing and quality control process is also included, as well as depreciation of manufacturing assets. All direct and indirect costs of biological assets are capitalized as they are incurred. Unrealized fair value gains/losses on growth of biological assets are recorded on the consolidated statements of operations and comprehensive loss. Biological assets are measured at their fair value less costs to sell on the consolidated statement of financial position.

iv.Inventories
Inventories of finished goods and packaging and supplies are initially valued at cost, and subsequently at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to sell. The Company reviews inventories for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value. The direct and indirect costs of finished goods inventory initially include the fair value of the biological asset at the time of harvest. They also include subsequent costs such as materials, labour and depreciation expense on equipment involved in packaging, labeling and inspection. All direct and indirect costs related to inventory are capitalized as they are incurred, and they are subsequently recorded within cost of sales on the consolidated statements of operations and comprehensive loss at the time the cannabis is sold. Inventory is measured at lower of cost or net realizable value on the consolidated statement of financial position.

v.Property, plant and equipment
Property, plant and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for asset to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and impairment losses, if any.

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Depreciation is recognized on a straight-line basis to reduce the cost, less estimated residual value, of depreciable fixed assets. The following useful lives are applied:

Buildings	25 years
Growing and processing equipment	10 years
Computer equipment	5 years
Vehicles	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 years
Right-of-use assets	term of lease

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets, and are recognized as profit or loss within consolidated statements of operations and comprehensive loss.

Construction in process are transferred to the appropriate asset class when available for use and depreciation of these assets commences at that point.

An asset’s residual value, useful life and depreciation method are reviewed each year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) and depreciated accordingly.

vi.Goodwill
Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses, if any. For the purpose of impairment testing, the Company monitors and tests goodwill at the group of cash-generating unit (“CGU”) level to which the goodwill has been allocated.

Goodwill is tested annually for impairment during the fourth quarter, or more frequently when there is an indication that goodwill may be impaired. If the recoverable amount, representing the higher of its fair value less cost to sell and its value in use, of the group of CGUs is less than its carrying amount, any resulting impairment loss is first allocated to goodwill and subsequently to other assets on a pro rata basis for each CGU. Any goodwill impairment loss is recorded in the consolidated statements of operations and comprehensive loss in the period of impairment. Previously recognized impairment losses for goodwill are not reversed in subsequent periods.

vii.Assets held for sale
Assets and liabilities held for sale are no longer depreciated and are presented separately in the consolidated statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

viii.Impairment of long-lived and intangible assets
Long-lived assets, including property, plant and equipment and intangible assets are reviewed each reporting period for indicators of impairment and reversal of impairment. Goodwill and indefinite life intangible assets are assessed for indicators of impairment at each reporting date and are tested annually at year end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which its carrying amount exceeds its recoverable amount.

Except for goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

ix.Share-based payments
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Fair value for options is determined using the Black-Scholes option pricing model and fair value for Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) is determined using the Company’s share price at the grant date.
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Expected forfeitures are estimated at the date of the grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expenses reflect in the period the estimate is revised. Cancellations of unvested equity settled share-based payments are accounted for as an acceleration of vesting and then remaining unamortized costs are recognized immediately in profit or loss.

For stock options granted to non-employees, the expense is measured at the fair value of the goods and services received except when the fair value cannot be estimated, in which case it is measured at the fair value of the equity instrument granted.

Consideration paid by employees or non-employees on the exercise of options is recorded as an increase to share capital and the related share-based payment expense is transferred from equity reserves to share capital.

x.Investments in associates and joint operations
Associates are companies over which the Company has significant influence. Significant influence is presumed when the Company has an ownership interest greater than 20%, unless certain qualitative factors overcome this assumption. Conversely, where the Company has an ownership interest less than 20%, it is presumed that the Company does not have significant influence, unless certain qualitative factors overcome this assumption. In assessing significant influence and the ownership interest, potential voting rights that are currently exercisable are taken into consideration.

Investments in associates are accounted for using the equity method and are initially recognized at cost, inclusive of transaction costs. The consolidated financial statements include the Company’s share of the income or loss and equity movement of equity accounted associates. In accordance with IFRS, the associate’s most recent available financial statements are used in the application of the equity method. Where the associate’s reporting period differs from the Company’s, the associate prepares financial information as of the same period end as the Company, unless it is impracticable to do so. Otherwise, the Company will adjust for its share of income and expenses and equity movement based on the associate’s most recently completed financial statements, adjusted for the effects of significant transactions. The Company does not recognize losses exceeding the carrying value of its interest in the associate.

The Company recognizes its share of the assets, liabilities, revenue and expenses of joint operations in accordance with the related agreements (Note 26).

Investments in associates are considered impaired and impairment losses are recognized if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the net investment (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows from the net investment that can be reliably estimated. In such cases, the carrying value of the associate is written down to its recoverable amount which is the higher of value in use and fair value less costs of disposal.

xi.Intangible assets
Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, except for off-market supply agreements, where amortization is provided based on the actual output received versus the estimated output forecast to be received over the life of the agreement. Other intangible assets with a definite useful life are amortized over the estimated useful lives which are as follows:

License agreements	1-5 years
Brands	5 years
Non-compete agreements	5 years

The estimated useful lives, residual values, and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization, but are tested for impairment annually. The Company does not have intangible assets not yet in use or indefinite lived intangible assets.

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Research costs and other related expenditures that are not eligible to be capitalized are recognized as expense in the consolidated statements of operations and comprehensive loss as incurred.

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xii.Provisions
Provisions are recognized when the Company has a present legal or constructive obligation based on past events, it is probable that an outflow of economic resources will be required to settle the obligation and the amount can be reasonably estimated. Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material.

xiii.Loss per share
Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated in a similar manner, but with adjustments to give effect to all dilutive potential common shares outstanding during the year. The dilutive effect of warrants, options, top-up rights, RSUs and PSUs is calculated using the treasury stock method. Anti-dilutive effects of potential conversions of securities are ignored for this calculation.

xiv.Revenue recognition
Revenue from the direct sale of cannabis dried flower and cannabis derivative products for a fixed price is recognized when the Company transfers control of the good to the customer, which is at point of delivery for medical cannabis and recreational cannabis.

Revenue includes excise taxes, which the Company pays as principal, but excludes duties and taxes collected on behalf of third parties. Revenue also includes the net consideration to which the Company expects to be entitled. Revenue is recognized to the extent that it is highly probable that a significant reversal will not occur. Therefore, revenue is stated net of expected price discounts, allowances for customer returns and certain promotional activities and similar items. Generally, payment of the transaction price is due within credit terms that are consistent with industry practices, with no element of financing.

Net revenue is revenue less excise taxes. Excise taxes are effectively a production tax which becomes payable when the product is removed from the Company’s premises and may or may not be directly related to the revenue depending on the province of sale. It is generally not included as a separate item on external invoices; increases in excise tax are not always passed on to the customer and where a customer fails to pay for product received the Company cannot reclaim the excise tax. The Company therefore recognizes excise tax, unless it regards itself as an agent of the regulatory authorities, as a cost and reduction to revenue for the Company.

xv.Derivative liabilities
Derivative liabilities are initially recognized at fair value at the date on which the derivative contract was entered into. Any attributable transaction costs are recognized in the consolidated statements of operations and comprehensive loss as incurred. Subsequent to initial recognition, derivative liabilities are measured at fair value at each reporting date until settlement, with the re-measurement gain or loss being recognized immediately in the consolidated statements of operations and comprehensive loss. The Company does not enter into or hold derivative financial instruments for trading or speculative purposes.

For more details on derivative liabilities consisting of warrants and top-up rights, see Note 13.

xvi.Income taxes
The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements.

Income tax expense in the consolidated statements of operations and comprehensive loss is the sum of current and deferred tax as explained below.

Current tax is the expected income tax payable (recoverable) on the taxable income (loss) for the year, using tax rates enacted, or substantively enacted, as at the end of the reporting year. Current tax expense (recovery) included in the consolidated statements of operations and comprehensive loss reflects the current tax for the reporting year, plus adjustments to the current tax of prior years, less current tax recorded directly in other comprehensive income (loss) or equity.

Deferred taxes are accounted for under the liability method and are the taxes expected to be payable or recoverable on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences and unused tax losses and tax credits can be utilized. Deferred tax is calculated on a non-discounted basis, using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The carrying amounts of individual deferred tax assets are reviewed at the end of each reporting date and are
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reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves. Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is not recognized for: i) temporary differences related to the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; ii) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and, iii) differences arising on the initial recognition of goodwill.

xvii. Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred and reported in finance costs. No borrowing costs were capitalized during the years presented.

xviii. Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set of assets and activities has the ability to produce outputs.

The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable assets acquired and liabilities assumed. Goodwill is the excess of consideration transferred over the fair value of the net tangible and intangible assets acquired, recorded at fair value at the acquisition date and is tested annually for impairment, or when indicators of impairment arise. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

xix. Government subsidies
Government subsidies are recognized when there is reasonable assurance that the subsidy will be received, and all the attached conditions will be complied with. Subsidies are recognized as income in the consolidated statements of operations and comprehensive loss on a systematic basis over the periods in which the expenses are recognized for the related costs for which the subsidies are intended to compensate, which in the case of subsidies related to assets requires recording it as deferred income or deducting it from the carrying amount of the asset.

xx. Critical accounting estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 for further information.

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2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

3.Share-based payments
In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 for further information.
4.Adult-use recreational cannabis revenue – provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5.Impairment of goodwill, long-lived and intangible assets
In determining the recoverable amount of the Company’s CGUs, management has applied significant judgment and has made various estimates with respect to the forecasted cash flows, terminal growth rate and post-tax discount rates used in a discounted cash flow model. The impact of changes in these key assumptions is described in Note 9.

6.     Derivative Liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares.

The impact of changes in these key assumptions is described in Note 13.

7.    Business Combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, included: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Future changes to accounting standards
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2022 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are
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effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to a company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. A company applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendments will be effective for the annual period beginning on or after January 1, 2023 and the Company has chosen not to early adopt the amendments. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 and the Company has chosen not to early adopt. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IFRS 9: Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The Company applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, (“IAS 37”), an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendment also states that the acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the consolidated financial statements.

Amendments to IAS 41: Agriculture
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendments remove the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The amendments will have no impact on the Company's consolidated financial statements, due to the short life cycle of its biological assets.
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4.     SHORT TERM INVESTMENTS
The Company’s short-term investments include the following as at August 31, 2022 and August 31, 2021:

DESCRIPTION	AUGUST 31, 2022	AUGUST 31, 2021
Guaranteed Investment Certificates (GIC)	$30,072	$128,170
Bond - Canada Revenue Agency	20	20
	$30,092	$128,190
GIC are made for varying periods of between three months and one year, depending on the immediate cash requirements of the Company, and earn interest of 2% to 2.6% (August 31, 2021– 0.5% to 1.5%).

5.    ACCOUNT AND OTHER RECEIVABLES
The Company’s accounts receivable include the following balances as at August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Gross trade receivables	$44,983	$20,915
Less: reserves for product returns and price adjustments	(1,050)	(710)
Less: expected credit losses	(71)	—
Trade receivables	43,862	20,205
Sales taxes receivable	1,419	195
Current portion of net investment in subleases	304	288
Accrued investment income	—	99
Government programs	—	187
Other receivables	787	61
	$46,372	$21,035

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which subsidized up to 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose businesses had been affected by COVID-19 in order to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. At August 31, 2022, $nil (August 31, 2021 - $178) was receivable under government programs.

On October 9, 2020, Department of Finance Canada announced the Canada Emergency Rent Subsidy ("CERS"), which provided support to qualifying tenants and property owners in the form of a rent subsidy that is made available to organizations that continued to endure declining revenues, subsidizing up to 65% of eligible property expenses retroactive from September 27, 2020 to Canadian companies whose businesses had been affected by COVID-19. For the year ended August 31, 2022, the Company did not qualify for subsidies under this program. At August 31, 2022, $nil (August 31, 2021 - $9) related to this program was included under government programs above.

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at August 31, 2022 and August 31, 2021 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2020	$4,779	$615	$5,394
Unrealized gain on change in fair value of biological assets	—	31,726	31,726
Production costs capitalized	34,218	—	34,218
Transfer to inventory upon harvest	(33,232)	(25,984)	(59,216)
Balance, August 31, 2021	$5,765	$6,357	$12,122
Acquisition through business combination (Note 27)	37	146	183
Unrealized gain on changes in fair value of biological assets	—	40,001	40,001
Production costs capitalized	48,502	—	48,502
Transfer to inventory upon harvest	(45,551)	(37,289)	(82,840)
Balance, August 31, 2022	$8,753	$9,215	$17,968

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    21

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2022, it is expected that the Company’s biological assets will yield 27,405 kg (August 31, 2021 – 11,368 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	August 31, 2022		August 31, 2021		SENSITIVITY	August 31, 2022	August 31, 2021
Average selling price per gram	$1.49		$2.54		Increase or decrease by 10% per gram	$1,766	$1,212
Expected average yield per plant	132	grams	129	grams	Increase or decrease by 10 grams	$1,339	$937

The expected average yield per plant at August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at August 31, 2022 and August 31, 2021:

	August 31, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,439	$1,346	$2,785
Dry cannabis
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	—	9,317
	$38,279	$12,035	$50,314

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    22

	AUGUST 31, 2021
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,387	$1,303	$2,690
Dry cannabis
Available for packaging	9,736	5,303	15,039
Packaged inventory	3,922	1,749	5,671
Flower and trim available for extraction	456	329	785
Concentrated extract	3,009	733	3,742
Formulated extracts
Available for packaging	462	161	623
Packaged inventory	2,028	95	2,123
Packaging and supplies	6,023	—	6,023
	$27,023	$9,673	$36,696
Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the year ended August 31, 2022 was $95,638 (August 31, 2021 - $58,605). The amount of inventory provisions and plant waste for the year ended August 31, 2022 was $10,252 (August 31, 2021 - $26,177), which includes, provisions for excess and unsaleable inventories of $4,048 (August 31, 2021 - $15,039), adjustments to net realizable value of $498 (August 31, 2021 - $4,865) and plant waste of $5,706 (August 31, 2021 - $6,273), which comprised of the production or purchase costs of these inventories and biological assets.

The amount of realized fair value on inventories sold and other inventory charges for the year ended August 31, 2022 was $35,204 (August 31, 2021 - $35,721), including realized fair value on inventories sold of $31,133 (August 31, 2021 - $19,489). Inventory provisions to adjust to net realizable value during the year ended August 31, 2022 were $4,569 (August 31, 2021 - $21,097), consisting of $498 (August 31, 2021 - $4,865) recognized in cost of sales and $4,071 (August 31, 2021 - $16,232) recognized in fair value adjustments.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    23

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2020	$4,075	$127,022	$2,128	$132,991	$8,677	$4,464	$279,357
Acquisitions through business combinations (Note 27)	—	5,786	2,859	720	721	1,742	11,828
Additions	—	2,928	1,762	4,655	270	—	9,615
Transfers	—	—	—	—	667	(889)	(222)
Construction completed	—	27	(4,657)	4,630	—	—	—
Disposals	—	—	—	(3,586)	(12)	—	(3,598)
Balance, August 31, 2021	$4,075	$135,763	$2,092	$139,410	$10,323	$5,317	$296,980
Acquisitions through business combinations (Note 27)	230	781	2,930	397	143	1,759	6,240
Additions	400	7,326	26,021	18,051	1,210	2,931	55,939
Transfers (Note 15 (ii))	—	961	—	—	—	(961)	—
Construction completed	—	1,539	(20,671)	18,659	473	—	—
Disposals	—	(100)	—	(11,379)	(75)	(5,447)	(17,001)
Balance, August 31, 2022	$4,705	$146,270	$10,372	$165,138	$12,074	$3,599	$342,158

Accumulated depreciation
Balance, August 31, 2020	$—	$(8,203)	$—	$(20,041)	$(3,136)	$(557)	$(31,937)
Depreciation	—	(5,456)	—	(22,735)	(1,451)	(822)	(30,464)
Transfers	—	—	—	—	—	222	222
Disposals	—	—	—	1,129	9	—	1,138
Balance, August 31, 2021	$—	$(13,659)	$—	$(41,647)	$(4,578)	$(1,157)	$(61,041)
Depreciation	—	(5,933)	—	(13,853)	(1,550)	(925)	(22,261)
Disposals	—	—	—	4,715	59	434	5,208
Impairment	—	—	—	(4,245)	—	—	(4,245)
Balance, August 31, 2022	$—	$(19,592)	$—	$(55,030)	$(6,069)	$(1,648)	$(82,339)

Net book value
August 31, 2021	$4,075	$122,104	$2,092	$97,763	$5,745	$4,160	$235,939
August 31, 2022	$4,705	$126,678	$10,372	$110,108	$6,005	$1,951	$259,819

Included in deferred charges and deposits is $5,507 (August 31, 2021 - $3,188) paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

i.Impairment/ Accelerated Depreciation
Moncton Chocolate Line
During the year ended August 31, 2022, due to the decline in utilization of the equipment and declining revenues, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus. As a result, the asset is measured at the lower of its carrying amount and fair value less costs to sell and the Company recognized an impairment loss of $3,978 in relation to this asset. Additionally, management reassessed the useful life of the chocolate manufacturing equipment at its Winnipeg site and recognized accelerated depreciation of $267.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	AUGUST 31, 2022	AUGUST 31, 2021
Additions (including right-of-use lease assets)	$62,179	$21,443
Additions related to business combinations (Note 27)	(6,240)	(11,862)
Additions related to right-of-use lease assets	(2,931)	—
Net change in deferred charges and deposits related to purchases of property, plant and equipment	2,319	2,668
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	(6,579)	(492)
Purchase of property, plant and equipment	$48,748	$11,757
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    24

9.    INTANGIBLE ASSETS AND GOODWILL

	GOODWILL	SUPPLY AGREEMENT	LICENSE AGREEMENTS	BRANDS	COMPUTER SOFTWARE	NON-COMPETE AGREEMENT	TOTAL
Cost
Balance, August 31, 2020	$—	$227	$198	$—	$2,041	$—	$2,466
Acquisitions through business combinations (Note 27)	14,321	—	2,100	—	—	585	17,006
Additions	—	—	—	—	538	—	538
Impairment	—	—	—	—	(1,701)	—	(1,701)
Balance, August 31, 2021	$14,321	$227	$2,298	$—	$878	$585	$18,309
Acquisitions through business combinations (Note 27)	27,658	—	7,933	6,258	26	—	41,875
Additions	—	—	—	—	30	—	30
Disposals	—	(227)	—	—	(86)	—	(313)
Balance, August 31, 2022	$41,979	$—	$10,231	$6,258	$848	$585	$59,901

Accumulated amortization
Balance, August 31, 2020	$—	$(227)	$—	$—	$(467)	$—	$(694)
Amortization	—	—	(373)	—	(147)	(49)	(569)
Balance, August 31, 2021	$—	$(227)	$(373)	$—	$(614)	$(49)	$(1,263)
Amortization	—	—	(1,562)	(836)	(131)	(117)	(2,646)
Disposals	—	227	—	—	20	—	247
Balance, August 31, 2022	$—	$—	$(1,935)	$(836)	$(725)	$(166)	$(3,662)

Net book value
August 31, 2021	$14,321	$—	$1,925	$—	$264	$536	$17,046
August 31, 2022	$41,979	$—	$8,296	$5,422	$123	$419	$56,239

i.Goodwill
The Company performed its annual goodwill impairment test as at August 31, 2022. The recoverable amount of the group of CGUs to which goodwill is allocated was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a four-year period. Management concluded that the recoverable amount was higher by approximately $43,000 than the carrying value as at August 31, 2022 and hence, no impairment was recognized.

The significant assumptions applied in the determination of the recoverable amount are described below:

a.Forecasted cash flows: Estimated cash flows were projected based on actual operating results and the growth plans for the future. Forecasted cash flows are based on the expanded production capacity that was partially achieved during fourth quarter of 2022, market size and the forecasted market share assumptions. Although management expects the Company’s market share to further increase, an overall decline of 9.5% in the forecasted cash flows would result in the carrying amount of the group of CGUs exceeding its recoverable amount;
b.Post-tax discount rate: The post-tax discount rate applied to forecasted cash flow was 13.4%, which was reflective of the group of CGUs weighted average cost of capital ("WACC"). An increase in the post-tax discount rate to 14.4% (i.e., 1.0% increase) would result in carrying amount of the group of CGUs exceeding its recoverable amount; and
c.Terminal growth rate: The forecasted cash flows beyond the four-year period are extrapolated using a 3.0% growth rate based on projected consumer price inflation and industry growth. A decline by 1.2% in the terminal growth rate would result in the carrying amount of the group of CGUs exceeding its recoverable amount.

ii.CGU Impairment
In addition to the annual goodwill impairment test, at the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU was impaired. The Company considers external and internal factors including overall financial performance and relevant entity-specific factors, as part of this assessment. As at August 31, 2022, management noted impairment indicators for its Winnipeg CGU and as a result performed an impairment test for the Winnipeg CGU. Similar to the annual impairment test, the recoverable amount of the CGU has been determined and management concluded that the recoverable amount was higher than the carrying value as at August 31, 2022 and hence, no impairment was recognized.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    25

iii.Asset Specific Impairment
During the year ended August 31, 2020, the Company began the steps of implementing a new enterprise resource planning ("ERP") system. The ERP was expected to possess specific functionality to reduce the manual nature of compiling some of the input data for the Company's internal and external reporting. Throughout the year ended August 31, 2021, the Company continued to review the functionality and customization requirements of the planned ERP system, which was expected to be implemented over several phases. Due to significant gaps identified throughout the review of the ERP functionality, management re-evaluated the proposed ERP system. As a result, management impaired the costs associated with the ERP implementation as the estimated recoverable amount was determined to be $nil, by recording an impairment charge of $1,701 as at August 31, 2021.

10.    OTHER LIABILITIES
The Company’s other liabilities include the following balances as of August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Advance from joint operator	$2,444	$—
Contingent consideration (Notes 15(i) and 27)	7,000	3,500
Current portion lease liability (Note 15 (ii))	916	984
	$10,360	$4,484

The advance from a joint operator is related to the Product Development Collaboration Agreement ("PDC Agreement") as described in Note 26.

11.     PROVISIONS

LEGAL PROVISION
Balance - August 31, 2021	$2,750
Additions	222
Payments	(412)
Balance - August 31, 2022	$2,560

The Company has estimated a provision for litigation. Provisions are calculated based on a current estimate of the amount that will be incurred in settling outstanding legal matters. The legal provision as at August 31, 2022 includes a reserve for legal proceedings described in Note 22.

12.    LONG-TERM DEBT

	AUGUST 31, 2022	AUGUST 31, 2021
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7-year amortization, bearing interest at a rate of 0%	$210	$272
Vehicle loans - 5-year term maturing June 17, 2024	38	58
Deferred financing costs	(13)	(20)
	235	310
Less: current portion of long-term debt	(80)	(80)
Long-term portion	$155	$230

Principal repayments required on the Company's remaining long-term debt for the next five years as at August 31, 2022 are disclosed in Note 19.

13.    DERIVATIVE LIABILITIES
i.Warrants
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    26

events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of Warrants during the year ended August 31, 2022 (August 31, 2021 - 1,743,850 warrants). During the year ended August 31, 2022, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $30,881 (August 31, 2021 - an increase of $29,257).

The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of August 31, 2022:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2021	16,943,650	$35,019
Revaluation of Warrants	—	(30,881)
Balance - August 31, 2022	16,943,650	$4,138

The following inputs were used to estimate the fair value of the Warrants at August 31, 2022 and August 31, 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Risk free interest rate	3.64%	0.45%
Life of Warrants (years)	1.20	2.20
Market price of Common Shares	$1.42	$3.38
Expected future volatility of Common Shares	77.30%	100.00%
Fair value per warrant	$0.24	$2.07

As at August 31, 2022, if the volatility increased by 10%, then the change in estimated fair value of the Warrants and net loss would increase by $1,042, or if it decreased by 10%, the change in estimated fair value of the Warrants and net loss would decrease by $1,015.

ii.    Top-up Rights
On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco P.L.C. (together "BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    27

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2022, the Company revalued the Top-up Rights at an estimated fair value of $735 (August 31, 2021 – $2,508). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2022 of $1,769 (August 31, 2021 - $232).

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2021	6,558,539	$2,508
Granted	3,979,098	—
Exercised	(2,659,716)	(4)
Cancelled / Forfeited	(287,822)	—
Revaluation of Top-up Rights	—	(1,769)
Balance - August 31, 2022	7,590,099	$735

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2022, and August 31, 2021:

	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.60 - $9.53	$2.50	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life(1)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$0.59 - $9.64	$2.50	$—	$—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.20	5.61	5.18
Forfeiture rate	10%	—%	25%	—%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv).

14.    SHARE CAPITAL
i.    Authorized share capital
The authorized share capital of the Company is an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of Common Shares, are fully paid and non-assessable.

ii.    Issued share capital
As at August 31, 2022, the Company’s issued and outstanding share capital consisted of 313,815,503 (August 31, 2021 – 298,786,023) Common Shares with a carrying value of $769,725 (August 31, 2021 - $730,803).

iii.    Issuances of share capital
The Laurentian Organic Inc. acquisition
On December 21, 2021, the Company issued 10,896,442 Common Shares in connection with its acquisition of Laurentian as described in Note 27. The fair value of the Common Shares issued was $27,568 based on market price on December 21, 2021 of $2.53 per share. Share issuance costs incurred were $55 related to listing fees and were allocated to the Common Shares recorded in share capital.

The Edibles and Infusions Corporation Acquisition
On April 6, 2021, the Company issued 5,045,873 Common Shares as a result of the acquisition of EIC, as described in Note 27, for share consideration of $22,000. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share capital. During the year ended August 31, 2022, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement for share consideration of $3,500, less share issuance costs of $12 (Note 27).
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    28

Private placement - Organigram and BAT Strategic Investment and Product Development Collaboration ("PDC")
On March 10, 2021, the Company received a $221,211 strategic investment from a wholly-owned subsidiary of BAT, which subscribed to 58,336,392 Common Shares of the Company at $3.792 per common share, which represented an approximate 19.9% equity interest in the Company on a post-transaction basis. As described in Note 13, $2,740 of the gross proceeds was allocated to derivative liabilities with the residual of $218,471, being recorded in share capital. Share issuance costs of $1,174 in the form of listing fees, agents’ commissions, regulatory fees, and legal and professional fees, were allocated to the Common Shares recorded in share capital.

Concurrent with this investment, as described in Note 13, the Company granted BAT certain rights to subscribe for additional Common Shares in specified circumstances. During the year ended August 31, 2022, BAT exercised 2,659,716 shares for consideration of $6,352, less share issuance costs of $18.

Unit offering
On November 12, 2020, the Company completed an underwritten public offering for gross proceeds of $69,143 as described in Note 13. 37,375,000 Units of the Company were issued at a price of $1.85 per Unit. Each Unit is comprised of one Common Share of the Company and one half of one Warrant of the Company, therefore resulting in 37,375,000 Common Shares and 18,687,500 Warrants being issued. As described in Note 13, $12,894 of the gross proceeds was allocated to derivative liabilities with the residual of $56,249, being recorded in share capital. Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. Of the total, $803 of the share issue costs were allocated to the derivative liabilities and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares recorded in share capital.

Exercise of stock options
During the year ended August 31, 2022, 100,799 (August 31, 2021 – 1,691,498) share options were exercised at an average exercise price of $0.70 (August 31, 2021 - $2.38) for cash proceeds of $74 (August 31, 2021 - $4,027) and an increase of $127 (August 31, 2021 - $6,268) to share capital and a decrease to equity reserves of $53 (August 31, 2021 - $2,241).

Exercise of restricted share units ("RSU")
During the year ended August 31, 2022, 259,000 (August 31, 2021 – 80,491) RSUs were exercised for an increase of $1,239 (August 31, 2021 - $382) to share capital and a decrease to equity reserves of $1,239 (August 31, 2021 - $382).

Exercise of performance share units ("PSU")
During the year ended August 31, 2022, 74,331 (August 31, 2021 – 1,858) PSUs were exercised for an increase of $221 (August 31, 2021 - $9) to share capital and a decrease to equity reserves of $221 (August 31, 2021 - $9).

Exercise of warrants
During the year ended August 31, 2022, no (August 31, 2021- 1,743,850) warrants were exercised.

iv.    Share-based compensation
During the year ended August 31, 2022, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $5,127 (August 31, 2021 – $3,896).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the year ended August 31, 2022:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2021	7,797,273	3.84
Granted	5,477,000	$1.55
Exercised	(100,799)	$0.70
Cancelled / Forfeited	(754,981)	$5.18
Expired	(1,367,554)	$2.77
Balance - August 31, 2022	11,050,939	$2.77

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    29

The following is a summary of the outstanding stock options as at August 31, 2022:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.93	5,583,849	9.0	2,371,562
$1.94 - $2.22	1,045,000	7.9	757,500
$2.23 - $2.56	120,000	8.2	79,466
$2.57 - $3.18	1,177,578	7.4	829,178
$3.19 - $3.68	1,016,400	7.2	864,400
$3.69 - $5.08	1,056,011	6.2	1,056,011
$5.09 - $11.27	1,052,101	6.5	1,052,101
	11,050,939	8.1	7,010,218

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average contractual remaining life of 8.1 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory for the year ended August 31, 2022 were $3,490 (August 31, 2021 – $2,921) related to the Company’s stock option plan. The fair value of options granted during the year ended August 31, 2022 was $6,029 (August 31, 2021 - $2,169). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two to three year terms with options vesting in annual tranches evenly over this time period. The Company used the Black-Scholes option pricing model to estimate the fair value of options granted.
The following inputs were used for the year ended August 31, 2022 and 2021:

	AUGUST 31, 2022	AUGUST 31, 2021
Risk free interest rate	1.18% - 2.98%	0.42% - 1.62%
Expected life of options	5.0 - 6.0 years	5.0 - 6.5 years
Expected annualized volatility	85% - 89%	68% - 98%
Expected dividend yield	—	—
Forfeiture rate	11.4% - 11.7%	7.5% - 11.4%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
During the year ended August 31, 2022, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on the market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2 Share-based Payment.

The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2021	1,186,172
Granted	1,444,678
Exercised	(259,000)
Cancelled / Forfeited	(26,073)
Balance - August 31, 2022	2,345,777

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2022 was $2,612 (August 31, 2021 - $748), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three years for most grants. For the year ended August 31, 2022, $1,611 (August 31, 2021 - $1,226) has been recognized as share-based compensation expense.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    30

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2021	471,847
Granted	188,273
Exercised	(74,331)
Cancelled / Forfeited	(320,918)
Balance - August 31, 2022	264,871

The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2022 was $522 (August 31, 2021 - $472), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is one and three years for most grants. For the year ended August 31, 2022, $26 (August 31, 2021 - $381) has been recognized as share-based compensation expense.

v.    Loss per share
Loss per share represents net loss attributable to common shareholders divided by the weighted average number of Common Shares outstanding during the period.

Diluted loss per share is calculated by dividing the applicable net loss by the sum of the weighted average number of Common Shares outstanding and all additional Common Shares, excluding any Common Shares to be issued under the contingent share consideration agreement, that would have been outstanding if potentially dilutive Common Shares had been issued during the period.

For the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of Stock options, Warrants, Top-up rights, Restricted and Performance share units.

The weighted average number of Common Shares, used in the calculation of basic and diluted loss per share for the year ended August 31, 2022 were 308,915,670 (August 31, 2021- 256,119,930).

15.    OTHER LONG-TERM LIABILITIES
The carrying value of other long-term liabilities consists of:

	AUGUST 31, 2022	AUGUST 31, 2021
Contingent share consideration (i)	$2,913	$5,538
Lease liabilities (ii)	2,206	4,651
	$5,119	$10,189

i.Contingent share consideration
In connection with the Company’s investment in alpha-cannabis® Pharma GmbH as described in Note 16, the Company had a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. During the year ended August 31, 2021, the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations and comprehensive loss of $231. At August 31, 2022, the outstanding balance is $nil (August 31, 2021 – $nil).

In connection with the Company's investment in EIC, as described in Note 27, the Company has commitments to deliver additional consideration of up to $13,000 in the form of the Company's Common Shares contingent on the achievement of certain milestones. On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout set in the EIC share purchase agreement. The fair value of the Common Shares issued was based on the 5 days volume-weighted average TSX listed share price of the Company of $3.37 per share for total of $3,500. At August 31, 2022, the Company revalued the remaining contingent liability and recorded a corresponding increase in fair value in the statement of operations and comprehensive loss of $1,462 (August 31, 2021 - $3,789). At August 31, 2022, the outstanding balance is $7,000, all of which is included in current liabilities as it is due to be settled within twelve months after the reporting period.

In connection with the Company's investment in Laurentian, as described in Note 27, the Company has committed to deliver additional consideration in the form the Company's Common Shares contingent on the financial results of Laurentian. At the acquisition date the estimated fair value of the contingent share consideration was $6,996. At August 31, 2022, the Company revalued the contingent liability at an estimated fair value of $2,913, resulting in gain on fair value recorded in the statement of operations and comprehensive loss of $4,083 for the year ended August 31, 2022.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    31

ii.    Leases
The Company records its leases in accordance with IFRS 16, and as a result recognizes the right-of-use (“ROU”) assets and corresponding lease liabilities. ROU assets are recorded under property, plant, and equipment (Note 8) with current and long-term portion of lease liabilities recorded under other liabilities. During the year ended August 31, 2022, the Company exercised an option available in one of the lease contracts to purchase the underlying asset and as a result transferred a carrying amount of the ROU asset to buildings (Note 8).

The changes in the carrying value of current and non-current lease liabilities are as follows:

AUGUST 31, 2022
Balance, August 31, 2021	$5,635
Acquisitions through business combinations (Note 27)	452
Lease additions	1,968
Lease payments	(1,302)
Lease disposal	(3,981)
Interest expense on lease liabilities	350
Balance, August 31, 2022	3,122
Current portion (included in other liabilities)	(916)
Long-term portion (included in other liabilities)	$2,206

The undiscounted contractual payments relating to the current and future lease liabilities is:

	AUGUST 31, 2022	AUGUST 31, 2021
Less than 1 year	$1,060	$1,359
1 to 2 years	1,009	1,355
2 to 3 years	778	1,315
3 to 4 years	241	1,109
4 to 5 years	131	576
Thereafter	240	1,307
Total	$3,459	$7,021

16.    INVESTMENTS IN ASSOCIATES
The carrying value of investments in associates consists of:

	ALPHA-CANNABIS PHARMA GMBH (a)	EVIANA HEALTH CORPORATION[3]	HYASYNTH BIOLOGICALS INC. (b)	TOTAL
Participating share (1)	25.0%	19.9%	49.9%
Balance, August 31, 2021	$—	$—	$5,028	$5,028
Additions	—	—	2,500	2,500
Transaction costs	—	—	124	124
Share of net loss (2)	—	—	(1,364)	(1,364)
Balance, August 31, 2022	$—	$—	$6,288	$6,288

(1) % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants.
(2) The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two-month lag since the Company does not have the same reporting date as its associates (for the year ended August 31, 2022, the Company utilized its associates’ year ended June 30, 2022 results).
(3) During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana Health Corporation, resulting in impairment which reduced the carrying value of the investment to $nil.
a.alpha-cannabis Pharma GmbH
On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH (“ACG”) pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25.0% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company had a commitment to deliver additional consideration of up to €875 in the form of the Company’s Common Shares contingent on the achievement of certain gross margin-based milestones. The Company had estimated the fair value of these contingent shares as €649 ($972) as of the investment date and had included a corresponding long-term derivative liability under other liabilities in the statement of financial position. As at August 31, 2022, there have been no changes to the fair value of the contingent share consideration which is $nil. Refer to Note 15 for further information.
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    32

Concurrent with the Company’s investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil and had recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021.
b.Hyasynth Biologicals Inc.
On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. (“Hyasynth”) by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. The first tranche was issued on that date, the second tranche (“Tranche 2”) was issued on October 23, 2020 (as described below), and the third tranche ("Tranche 3") was issued on December 22, 2021 (as described below).

Hyasynth is a privately held biotechnology company based in Montreal, Quebec and is a leader in the field of cannabinoid science and biosynthesis. The Company’s investment is in the form of convertible debentures, which provide a potential ownership interest of up to 49.9% based on the cumulative investment from Tranche 1, Tranche 2 and Tranche 3.

Concurrent with the Company’s investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth’s annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, is secured, and matures on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures is convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth’s facility reaching a pre-defined production capacity.

On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures.

On December 22, 2021, the previously issued debenture agreement was amended to waive the milestone requirement for the Tranche 3 convertible debenture. Subsequently, the Company advanced an additional $2,500 to Hyasynth for the Tranche 3 convertible debentures bringing the Company's total investment in Hyasynth to $10,000, which provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The proceeds have been designated to advance Hyasynth's production scalability as well as investment in new cannabinoid technologies, business development and company growth.

In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth’s board of directors, and thereby concluded that the equity method of accounting is appropriate. The Company has appointed two nominee directors to the board of Hyasynth.

During the year ended August 31, 2022, the Company identified indicators of impairment with respect to its investment in Hyasynth. The Company performed an impairment test and determined that the recoverable amount of the investment exceeds its carrying value and no impairment was recorded.
17.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    33

Management and Board compensation
For the years ended August 31, 2022 and 2021, the Company’s expenses included the following management and Board of Directors compensation:

	YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021
Salaries and consulting fees	$3,891	$2,757
Share-based compensation	3,713	2,555
Total key management compensation	$7,604	$5,312

During the year ended August 31, 2022, 3,287,000 stock options (August 31, 2021 – 830,000) were granted to key management personnel with an aggregate fair value of $3,407 (August 31, 2021 – $1,550). In addition, during the year ended August 31, 2022, 380,372 RSUs (August 31, 2021 – 359,538), were granted to key management personnel with an aggregate fair value of $1,022 (August 31, 2021 – $662). For the year ended August 31, 2022, 158,967 PSUs, (August 31, 2021 – 270,877) were issued to key management personnel with an aggregate fair value of $167 (August 31, 2021 – $291).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the year ended August 31, 2022, under the PDC Agreement, BAT incurred $2,404 (August 31, 2021 - $262) for direct expenses and the Company incurred $6,818 (August 31, 2021 - $1,074) of direct expenses and capital expenditures for a total of $9,222 (August 31, 2021 - $1,337) related to the Center of Excellence. The Company recorded for the year ended August 31, 2022, $2,837 (August 31, 2021 - $494) of these expenditures in the consolidated statement of operations and comprehensive loss. For the year ended August 31, 2022, the Company recorded $1,774 (August 31, 2021 - $172), of capital expenditures which are included in the consolidated statement of financial position.

During the year ended August 31, 2022, BAT exercised 2,659,716 Top-up Rights. At August 31, 2022, there is a balance owing to BAT of $2,444 (August 31, 2021 - $nil).

18.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at August 31, 2022 is $513,166 (August 31, 2021 - $517,642). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (options, RSUs, or PSUs) or the fair value of warrants issued. Accumulated other comprehensive loss is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the year.

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    34

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $235 (August 31, 2021 – $310), which is its carrying value.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2022, the probabilities of EIC achieving the remaining two milestones, as discussed in Note 27, were estimated to be 100%, and 0%, (August 31, 2021 – 80% and 10%) respectively. A sensitivity analysis for the probabilities of achieving the milestones was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and WACC.

At August 31, 2022, the fair value of the Laurentian contingent share consideration was revalued to $2,913. If the WACC increased by 1%, the estimated fair value of the contingent share consideration and net loss would decrease by $55, or if it is decreased by 1%, the estimated fair value of the contingent share consideration and net loss would increase by $55.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and loan receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2022 approximates $171,799 (August 31, 2021 - $235,949).

As of August 31, 2022 and August 31, 2021, the Company’s aging of trade receivables was as follows:

	AUGUST 31, 2022	AUGUST 31, 2021
0-60 days	$42,961	$20,029
61-120 days	2,022	886
Gross trade receivables	$44,983	$20,915
Less: Expected credit losses and reserve for product returns and price adjustments	(1,121)	(710)
	$43,862	$20,205

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2022, the Company had $68,515 (August 31, 2021 – $55,365) of cash and working capital of $166,338 (August 31, 2021 - $234,349). Further, the Company may potentially access equity capital through the capital markets if required.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    35

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$40,864	$40,864	$40,864	$—	$—	$—
Long-term debt	235	248	80	168	—	—
	$41,099	$41,112	$40,944	$168	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $15,797 of capital expenditures, mostly related to its Moncton and LAU Campuses.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

20.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the years ended August 31, 2022 and 2021 is disaggregated as follows:

	YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021
Adult-use recreational wholesale revenue (Canadian)	$184,686	$98,510
Direct to patient medical and medical wholesale revenue (Canadian)	7,872	8,701
International wholesale (business to business)	15,138	386
Wholesale to licensed producers (Canadian)	1,298	2,060
Other revenue	115	202
Gross revenue	$209,109	$109,859
Excise taxes	(63,300)	(30,696)
Net revenue	$145,809	$79,163

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the year ended August 31, 2022, the Company had three customers (August 31, 2021 – three customers), that individually represented more than 10% of the Company’s net revenue.

21.    COST OF SALES
Cost of sales is comprised of the cost of inventories sold during the year, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions for inventory that do not pass the Company’s quality assurance standards and obsolete products and packaging, and other production overhead.

During the year ended August 31, 2022, the Company recorded provisions in relation to excess and unsaleable inventories and biological assets as well as adjustments to net realizable value totaling $4,546 (August 31, 2021 - $19,904), which are detailed in Note 7.

During the year ended August 31, 2022, the Company recorded $709 (August 31, 2021 - $8,063) in charges for unabsorbed fixed overhead related to reduced production volumes.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    36

22.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants during October and November 2022. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Clam has been recognized as at August 31, 2022 (August 31, 2021 - nil).

At August 31, 2022, a provision of $2,560 (August 31, 2021 - $2,750) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the year ended August 31, 2022, payments of $412 (August 31, 2021 - $nil) were made which were offset by an increase to the provision of $222 (August 31, 2021 - $2,750). The Company also received insurance proceeds of $532 related to the litigation resulting in a net recovery of $310 in the consolidated statements of operations and comprehensive loss for the year ended August 31, 2022 (August 31, 2021 - $2,750 expense).

23.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	YEAR ENDED
	AUGUST 31, 2022	AUGUST 31, 2021
		(Note 29)
Office and general	$18,271	$12,738
Wages and benefits	12,018	8,380
Professional fees	6,458	6,147
Depreciation and amortization	5,299	2,471
Travel and accommodation	519	95
Utilities	343	89
Total general and administrative expenses	$42,908	$29,920
Certain reclassifications have been made to the prior periods comparative figures. Refer to Note 29 for details.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    37

24.    INCOME TAXES

Components of income tax recovery are as follows:

	AUGUST 31, 2022	AUGUST 31, 2021
Current tax
Current expense	$225	$—
Prior year adjustments	175	—
	$400	$—
Deferred tax
Origination and reversal of temporary differences	$(11,809)	(27,244)
Change in tax rate and rate differences	—	1,292
Change in unrecognized temporary differences	11,750	26,026
Prior year adjustments	(429)	(74)
	$(488)	$—
Total income tax recovery	$(88)	$—

A reconciliation of income tax recovery at the statutory rate to amounts recorded in the consolidated financial statements is provided below:

	AUGUST 31, 2022	AUGUST 31, 2021
Loss before income taxes	$(14,371)	$(130,704)
Statutory income tax rate	29.0%	29.0%
Tax calculated at statutory rate	(4,168)	(37,904)
Non-deductible (non-taxable) items	(8,000)	9,514
Difference between current and future tax rates	—	1,292
Benefit of deductible temporary differences not recognized	11,750	26,026
Effect of tax rates in other jurisdictions	604	1,144
Other	154	(72)
Prior year tax adjustments	(428)	—
Income tax recovery	$(88)	$—
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    38

Recognized deferred tax assets and liabilities consist of the following:

	AUGUST 31, 2022	AUGUST 31, 2021
Deferred tax assets are attributable to the following:
Non-capital losses	$6,479	$5,078
Lease liabilities	862	1,544
Deferred tax assets	7,341	6,622
Set-off of tax	(7,341)	(6,622)
Net deferred tax asset	$—	$—

Deferred tax liabilities are attributable to the following:
Property, plant and equipment	$(581)	$—
Intangible assets	(3,719)	(652)
Biological assets	(2,628)	(1,755)
Inventories	(3,165)	(2,670)
Right-of-use assets	(550)	(1,146)
Net investment in sublease	(315)	(398)
Other	—	(1)
Deferred tax liabilities	(10,958)	(6,622)
Set-off of tax	7,341	6,622
Net deferred tax liability	$(3,617)	$—

The changes in temporary differences during the years ended August 31, 2022 and 2021 were as follows:

	NET BALANCE AT AUGUST 31, 2021	RECOGNIZED IN PROFIT OR LOSS	ACQUIRED IN A BUSINESS COMBINATION	NET BALANCE AT AUGUST 31, 2022
Non-capital losses	$5,078	$1,431	$—	$6,509
Property, plant and equipment	—	(477)	(104)	(581)
Intangible assets	(652)	666	(3,733)	(3,719)
Biological assets	(1,755)	(834)	(39)	(2,628)
Inventories	(2,670)	(296)	(229)	(3,195)
Lease liabilities	1,544	(693)	11	862
Right-of-use assets	(1,146)	607	(11)	(550)
Net investment in sublease	(398)	83		(315)
Other	(1)	1	—	—
Net tax (liabilities) assets	$—	$488	$(4,105)	$(3,617)

	NET BALANCE AT AUGUST 31, 2020	RECOGNIZED IN PROFIT OR LOSS	RECOGNIZED DIRECTLY IN EQUITY & OCI	NET BALANCE AT AUGUST 31, 2021
Non-capital losses	$6,669	$(1,591)	$—	$5,078
Property, plant and equipment	(961)	961	—	—
Intangible assets	(10)	(642)	—	(652)
Biological assets	(170)	(1,585)	—	(1,755)
Inventories	(5,367)	2,697	—	(2,670)
Lease liabilities	1,038	506	—	1,544
Right-of-use assets	(1,096)	(50)	—	(1,146)
Net investment in sublease	—	(398)	—	(398)
Other	(103)	102	—	(1)
Net tax liabilities	$—	$—	$—	$—

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    39

At August 31, 2022, the Company has non-capital loss carryforwards available to offset future taxable income in Canada, which expire as follows:

AUGUST 31, 2022
August 31, 2035	$1,070
August 31, 2037	11,825
August 31, 2038	14,735
August 31, 2039	18,254
August 31, 2040	85,340
August 31, 2041	79,142
August 31, 2042	50,281
$260,647

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	AUGUST 31, 2022	AUGUST 31, 2021
Deductible temporary differences	$24,667	$31,803
Tax losses	238,595	191,607
	$263,262	$223,410

25.    GOVERNMENT SUBSIDIES
On April 1, 2020, Department of Finance Canada announced the CEWS, which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of the pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Additionally, on October 9, 2020, the creation of the new Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the year ended August 31, 2022 of $nil (August 31, 2021- $8,147), which has been included as government subsidies in the statements of operations and comprehensive loss. During the year ended August 31, 2022, the Company received an employment grant amounting to $154 (August 31, 2021- $nil).

26.     PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into a PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s Moncton Campus, which holds the Health Canada licenses required to conduct research and development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both the Company and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the Investment Proceeds were reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds at August 31, 2022 is $26,820 (August 31, 2021 - $31,109).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50% each. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss under Research and development. For the year ended August 31, 2022, $2,837 (August 31, 2021 - $494) of expenses have been recorded in the statement of operations and comprehensive loss.

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    40

27.    ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future adjusted EBITDA over a period of two years. The acquisition of Laurentian is expected to enable the Company to penetrate a new product category and provides the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition is also expected to provide the Company with an increased share of the craft flower and hash market.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of Laurentian are inputs (production equipment, manufacturing facility and a cultivation, processing and sales license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Equity Instruments Issued
The fair value of the 10,896,442 Common Shares issued was $27,568, based on the TSX listed share price of $2.53 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $2.39.

Acquisition Costs
The Company incurred acquisition-related costs of $1,039 on legal fees and due diligence. Of these costs $984 have been included in the statement of operations and comprehensive loss and $55 have been capitalized to share issuance costs.

Assets acquired and liabilities assumed
The following table summarizes management's recognition of the fair value of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Accounts receivable	$1,317
Biological assets	183
Inventories	2,266
Property, plant and equipment	4,481
Right-of-use assets	41
Intangible assets	14,217
Other	10
Total assets	$22,515

Liabilities
Bank indebtedness	$616
Accounts payable and accrued liabilities	3,615
Lease liability	41
Deferred income taxes	4,105
Total liabilities	$8,377
Total identifiable net assets at fair value	$14,138

Consideration transferred
Cash consideration	$10,000
Equity instruments (10,896,442 Common Shares)	27,568
Contingent share consideration	6,996
Working capital adjustments	(1,461)
$43,103

Goodwill arising on acquisition	$28,965

Goodwill arising from the acquisition represents the expected synergies, future income and growth and other intangibles that do not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for tax
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    41

purposes. The deferred tax liability mainly comprises the tax effect of the accelerated depreciation for tax purposes of tangible and intangible assets.

For the year ended August 31, 2022, Laurentian contributed $10,683 of gross revenue and net loss of $490, respectively to the consolidated results. If the acquisition had occurred on September 1, 2021, management estimates consolidated gross revenue of the Company would have been $215,654 and consolidated net loss would have been approximately $13,365 for the year ended August 31, 2022.

Contingent Share Consideration
The acquisition includes contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and
b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at August 31, 2022, the contingent share consideration has been adjusted to $2,913, to reflect changes in estimates.

ii.The Edibles and Infusions Corporation
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 should EIC achieve its milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $4.36 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence. Of these costs $555 had been included in the statement of operations and comprehensive loss and $65 had been capitalized to share issuance costs.

The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Assets acquired and liabilities assumed
The following table summarizes management's recognition of the fair value of assets acquired and liabilities assumed at the date of acquisition:
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    42

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$11,828
Intangibles assets	2,685
Deposits on equipment	2,157
Other assets	28
Total assets	$16,698

Liabilities
Accounts payable and accrued liabilities	$2,047
Lease liability	1,742
Total liabilities	$3,789
Total identifiable net assets at fair value	$12,909

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent share consideration	5,249
Working capital adjustment	(19)
$27,230

Goodwill arising on acquisition	$14,321

The net assets recognized in the August 31, 2021 financial statements were based on a provisional assessment of their fair value. The valuation had not been completed by the date on which the August 31, 2021 financial statements were approved for issue by the Board of Directors. During the year ended August 31, 2022, the Company finalized the acquisition accounting, which resulted in an increase to the ROU asset of $1,718, an increase to lease liabilities of $411 and a decrease to goodwill of $1,307. This measurement period adjustment resulted in $13,014 of total goodwill arising on the acquisition.

Lease liability
The Company measured the acquired lease liability using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved in the year ended August 31, 2021 and settled subsequently on September 8, 2021.
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement.

As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates and subsequently on September 8, 2021, the Company issued 1,039,192 Common Shares as consideration on account of EIC's achievement of the first milestone. The Common Shares issued were based on the 5-day volume-weighted average TSX listed share price of the Company of $3.37 per share. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000 (August 31, 2021 -$9,038).
CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    43

28.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

29. COMPARATIVE FIGURES
Certain reclassifications have been made to the prior periods comparative figures to enhance comparability with the current period financial statements, none of the reclassifications result in a change to net loss or shareholders' equity.

The following reclassifications were to enhance disclosure of certain figures:

	YEAR ENDED
	AUGUST 31, 2021
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Fair value adjustment to biological assets, inventories sold and other charges	$(3,995)	$3,995	$—
Realized fair value on inventories sold and other inventory charges	—	(35,721)	(35,721)
Unrealized gain on changes in fair value of biological assets	—	31,726	31,726
	$(3,995)	$—	$(3,995)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
General and administrative	$33,565	$(3,645)	$29,920
Research and development	—	3,645	3,645
	$33,565	$—	$33,565

	AUGUST 31, 2021
STATEMENTS OF FINANCIAL POSITION	AS REPORTED	ADJUSTMENT	AS RECLASSIFIED
Accounts payable and accrued liabilities	$23,436	$(4,484)	$18,952
Other liabilities	—	4,484	4,484
	$23,436	$—	$23,436

CONSOLIDATED FINANCIAL STATEMENTS | FOR THE YEARS ENDED August 31, 2022 AND 2021    44